EXHIBIT 99.1


FOR IMMEDIATE RELEASE                                          November 10, 1999

CONTACT:
Donald L. Rich, President & CEO                                  (408) 496-0474

                Castelle announces third quarter of 1999 results

SANTA CLARA, Calif., November 10, 1999 - CASTELLE (Nasdaq: CSTL) today announced financial results for the third fiscal quarter ended October 1, 1999. Net sales were $4.0 million for the three months ended October 1, 1999 versus $5.4 million in the same period of 1998. The Company reported a net loss of $798,000 or $0.17 per share compared to a net loss of $393,000 or $0.09 per share in the third quarter of 1998. The results of the third quarter of 1999 include a one-time restructuring charge of $522,000 or $0.11 per share. The restructuring charge includes expenses associated with the Company's exit from certain lines of business, a reduction in the Company's workforce, and expenses related to the write-off of excess office space. If adjusted to exclude this charge, results of the third quarter of 1999 would have shown a net loss of $276,000 or $0.06 per share.

Net sales for the first nine months of 1999 were $12.2 million compared with $18.1 million for the same period of 1998. Net loss for the nine-month period was $3,669,000 or $0.80 per share compared to a net loss of $1,135,000 or $0.25 per share for the 1998 period. Excluding the above-mentioned one-time charge of $522,000 and the excess inventory provision of $1,248,000 in the first nine months of 1999, the net loss for the first nine months of 1999 would have shown a net loss of $1,899,000 or $0.42 per share. The net losses reflect the continuing decline in print server sales, primarily due to the business conditions in the Asia Pacific region, and the decline in shipments to distributors to support the Company's continued effort to manage down inventory levels in the distribution channel. The cash balance increased to $4.3 million at the end of the third quarter of 1999 from $3.9 million at the end of the fourth quarter of 1998 and days sales outstanding improved to 41 days at October 1, 1999 from 87 days at the end of 1998.

Donald L. Rich, President and CEO, stated: "Over the course of the past year we have implemented cost reduction programs resulting in lower operating expenses and higher margins. We continue to develop new products and by the end of this year will have replaced our entire Fax Server product line with new enhanced hardware models and software releases. We believe we are well positioned and our objective is to turn the corner and achieve profitability in the upcoming fourth quarter of 1999."

Founded in 1987, Castelle is an industry leader and pioneer of network fax and print servers that increase productivity in workgroups and the enterprise. Castelle products are available through a worldwide network of distributors and Value Added Resellers. Castelle is headquartered in Santa Clara, Calif. and can be reached at 1-800-289-7555; (408) 496-0474; or www.castelle.com.

This press release contains forward-looking statements that involve risks and uncertainties, relating to the future events, including the Company's objective to achieve profitability in the fourth quarter of 1999, the timing of the replacement of the Company's Fax Server product line with new enhanced hardware models and software releases and the effect of improved business conditions in the Asia Pacific Region on the Company's results of their print server sales. Actual events or the Company's results may differ materially from the events or results discussed in the forward-looking statements for a number of reasons including, without limitation, the timely development, acceptance and pricing of new products and the general economic conditions as they affect the Company's customers. The Company assumes no obligation to update the forward-looking information. Investors are referred to the full discussion of risks and uncertainties associated with forward-looking statements contained in the Company's 10-K for the fiscal year ended December 31, 1998.

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